

August 11, 2023

Robert McBey
Chief Executive Officer
Calculator New Pubco, Inc.
4221 W. Boy Scout Blvd. Suite 300
Tampa, FL 33607

      Re: Calculator New Pubco, Inc.
          Amendment No. 3 to
          Registration Statement on Form S-4
          Filed August 10, 2023
          File No. 333-271665

Dear Robert McBey:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 8, 2023 letter.

Amended Form S-4/A Filed August 10, 2023

Updated Projections, page 112

1.   Revise this risk factor to discuss how the "updated projections" generally presented "reduced projections for increase in customers and brokers" when the projections appear to anticipate even more significant growth in total revenues in years 3-5 than in the initial projections.

Loan Portfolio Revenues, page 116

2.   We note your response to prior comment 9. However, we are not able to locate a discussion of factors that could prevent your ability to meet the growth targets in the projections. In this case, since the projections are based upon an increase in the number of "sales and business oriented personnel," discuss the risk associated with an inability to effectively hire or integrate the new staff upon your ability to reach these projections.

Recommendation of the Quantum Board, page 119

3.   We note the risk factor on page 69 that notes that the projections prepared by AtlasClear are subject to substantial assumptions and uncertainties. We also note that the projections assume growth of between 35% and 73% in the first full year of operations, and continue to assume substantial growth rates going forward. Please disclose whether Quantum's board was aware of the projections, assumptions supporting the projections, and uncertainties, and whether the board considered those factors in making its recommendation to shareholders to approve the transaction. Alternatively, if the board did not rely on the projections, or consider the uncertainties, so state and explain why the board did not consider the projections and an evaluation of the reasonableness of the projections in making its recommendation.

You may contact Lory Empie at 202-551-3714 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or Christian Windsor, Legal Branch Chief, at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Jason Simon